Notice to Orkla's web-site, Stock Exchange and Hugin

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Date: 30 June 2006

SUPPL

Second quarter presentation can be viewed in English live at www.orkla.com

Orkla will release second quarter results on Thursday 10 August 2006 at 7.00 a.m.

A presentation of the second quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). As a change from previous quarters this presentation and Q&A session will be simultaneous translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through e-mail.

For registration to the presentation at Vika Atrium send an e-mail to info@orkla.no.

Reference:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

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